Exhibit 99.1

Itamar™ Medical Announces First Quarter 2020 Preliminary Revenue Increase of Approximately 40%

- Company Ramping Up WatchPAT™ ONE Production Capacity to Meet Demand for Disposable Home Sleep Apnea Tests -

CAESAREA, Israel, April 13, 2020 -- Itamar Medical Ltd. (Nasdaq: ITMR) (TASE: ITMR), a medical technology company focused on the development and commercialization of non-invasive medical devices, solutions and a digital health platform to aid in the diagnosis of respiratory sleep disorders, today provided an update on actions the Company is taking in response to the COVID-19 pandemic. The Company is also providing a preliminary range for its first quarter 2020 revenues and is withdrawing its full year 2020 financial guidance due to current global market uncertainties.

Preliminary First Quarter 2020 Update

•	Preliminary total revenue for the first quarter of 2020 is expected to be $8.4 to $8.6 million, an increase of 40% to 42% compared to the same period in 2019. The growth in revenue was primarily attributed to an increase in WatchPAT products sales in the U.S. and Japan. U.S. WatchPAT ONE drove a material portion of overall WatchPAT sales.
•	At March 31, 2020, Itamar Medical had an accumulated backlog of the recently introduced WatchPAT ONE orders of approximately $550,000, mostly created in the last three weeks of March 2020.
•	The Company had cash and cash equivalents of $50.4 million at March 31, 2020, compared to $15.1 million at December 31, 2019.

“The Itamar Medical team deeply appreciates the dedication of front-line responders and healthcare professionals who have made tremendous sacrifices during these challenging times,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical. “In response to the COVID-19 pandemic, we have taken broad measures to ensure the health and safety of our employees, our customers and the patients they serve. Additionally, to meet the increased demand home sleep apnea testing, especially, disposable tests, we are accelerating production of WatchPAT ONE and making our Digital Health Platform more broadly available at a time when millions of people are unable to leave their homes. Although we are experiencing softness in our reusable product line and the length and depth of this pandemic remains uncertain, we will continue to take prudent operational and strategic measures that will enable us to navigate through the current global crisis.”

Actions Taken in Response to COVID-19

Itamar Medical prioritized the following:

Ensuring the health and well-being of the Company’s employees, its customers and their patients

Following recommendations from federal and state governments, the American Academy of Sleep Medicine (“AASM”) and other healthcare agencies, Itamar Medical transitioned employees to a remote work environment beginning in early March. Essential employees continue to support production and operations at the Company’s facilities with social distancing and other measures in place to ensure employee safety. As a testament to the resilience of the Itamar Medical team, the Company rapidly implemented business continuity protocols and transitioned to a remote operating environment while continuing to deliver its WatchPAT family of products and services. Itamar Medical will continue to follow local and national guidelines to determine the appropriate time to resume in-office functions.

Ramping up disposable WatchPAT ONE production capacity

The Mitigation Strategies issued by the AASM in March are driving a market shift to home sleep apnea testing, in particular, fully disposable tests. Itamar Medical’s WatchPAT ONE, the only disposable FDA-cleared HSAT which is infection free, has generated an increase in demand, as demonstrated by the solid backlog at the end of the first quarter. To meet this emerging challenge, the Company is accelerating procurement of raw materials, expanding production of WatchPAT ONE and making its Digital Health Platform more broadly available.

Creating a new market for remote diagnosing and treating sleep apnea

COVID-19 pandemic behavioral changes are accelerating the use of remote healthcare services, including the diagnosis and treatment of sleep apnea. WatchPAT ONE, alongside Itamar Medical’s Digital Health Platform, enable patients to benefit from testing and remote sleep consultations in the comfort and safety of their own homes. The Company’s ecosystem of partnerships, including the recently announced collaboration with BetterNight, facilitates patient access to the entire care continuum from screening to therapy. To support increased access and utilization, the Company has increased its investment in developing the Platform, including backend scalability.

Expanding WatchPAT Direct logistics services

Itamar Medical expanded its Atlanta-based U.S. WatchPAT Direct logistic services in response to the shift of sleep practices to home delivery models. These services follow the prescription orders and include the coordination and delivery of the WatchPAT to the patient and the shipment back to the Company’s service center while adequately following the Centers for Disease Control and Prevention and AASM strict sanitization guidelines, which protects Itamar Medical’s employees, its customers and their patients. Once the device is returned, the data is downloaded and delivered to an assigned physician for interpretation.

Adjusting operating plan while maintaining financial strength

Itamar Medical continues to implement a disciplined financial strategy and has taken initiatives to adjust its operating plan to maintain its strong balance sheet and liquidity position. To meet current market demand and address economic uncertainties, the Company has shifted resources away from long-term projects, including atrial fibrillation randomized control trial started in Australia and other health economic studies.

Full Year 2020 Financial Guidance

Due to the rapidly evolving global market environment and continued uncertainties resulting from the duration and impact of COVID-19, Itamar Medical is withdrawing its previously announced annual guidance for 2020, which was issued on January 13, 2020. Despite the increased demand created by the single use safety profile of the WatchPAT ONE device, which has the potential to offset the softness in Itamar Medical’s multiuse device business, the Company cannot yet predict the impact of COVID-19.

The Company plans to provide its complete financial results and additional information related to the impact of COVID-19 on its upcoming first quarter 2020 financial results call, which is expected to be held on May 28, 2020.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements include statements regarding financial guidance, market opportunity, operating plans and impact of COVID-19 on our business. Such statements are based on current assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties, many of which are beyond our control, include risks described elsewhere in our filings made with the Israel Securities Authority and with the Securities and Exchange Commission, including in the Company’s latest Annual Report on Form 20-F filed on April 3, 2020. These forward-looking statements speak only as of the date hereof and should not be unduly relied upon. Itamar Medical disclaims any obligation to update these forward-looking statements.

Itamar Medical Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer

Phone: +972-4-617-7700

bshy@itamar-medical.com

Itamar Medical Investor Relations Contact (U.S.)

Lazar FINN Partners

David Carey

Phone: 212-867-1762

david.carey@finnpartners.com